No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On January 7, 2007, Honda Motor Co. announced that it debuted the show-stopping Acura “Advanced Sports Car Concept” at the 2007 North American International Auto Show (NAIAS) in Detroit. The dynamically styled concept provided a preview of the design direction for the successor to the Acura NSX.

Exhibit 2:

On January 8, 2007, American Honda Motor Co., Inc. announced that the Honda Accord Coupe Concept revealed a totally new look for the next-generation Accord, along with key technologies for safety, fuel efficiency and performance at the North American International Auto Show (NAIAS) in Detroit. The Accord is Honda’s best-selling model in North America and its debut at NAIAS marks the first time that an Accord concept vehicle has ever been shown at a major auto show.

Exhibit 3:

On January 14, 2007, Honda Siel Cars India (HSCI), has selected Rajasthan as the state for locating its second car plant in India.

A Letter of Intent to this effect was signed by representatives of HSCI and the Rajasthan government.

HSCI eventually selected Rajasthan because of its proximity to Honda’s biggest market (North and East account for about 45% of total HSCI sales), as well as logistics advantages and managerial convenience.

The second plant will manufacture Honda’s small car in the Indian market and will have an initial capacity of 50,000 units per annum.

Exhibit 4:

On January 26, 2007, Honda Motor Co., Ltd. announced its automobile production, domestic sales, and export results for the calendar year 2006 as well as for the month of December 2006. Honda set all-time record calendar year records for worldwide and overseas Auto production.

(Ref.#C07-005)

Exhibit 5:

On January 26, 2007, Honda Motor Co., Ltd. announced its sales and production results for the calendar year 2006. (Ref.# C07-006)

Exhibit 6:

On January 31, 2007, Honda Motor Co., Ltd. announced its unaudited consolidated financial summary for the fiscal 3rd quarter ended Dec. 31, 2006 & revised forecast for the fiscal year.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: February 15, 2007

Acura ‘Advanced Sports Car Concept’ Debuts at North American International Auto Show

Concept Provides a Glimpse of the Next Generation Acura Exotic Sports

DETROIT, U.S.A., January 7, 2007–The show-stopping Acura “Advanced Sports Car Concept” made its world debut at the 2007 North American International Auto Show. The dynamically styled concept provides a preview of the design direction for the successor to the Acura NSX.

Acura Advanced Sports Car Concept

Created to take exotic sports car styling to a new level, the concept is designed to incorporate a powerful front-mounted, V-10 engine and a new high-performance, rear-wheel-drive based version of Acura’s exclusive Super Handling All-Wheel Drive(TM) (SH-AWD(TM)).

“The Acura brand will always be a home for people who love to drive,” said Takeo Fukui, president & CEO of Honda Motor Co., Ltd. “As we advance toward building a car like this, I can tell you it will feature advanced technology matching our passion for performance.”

The concept’s exterior demonstrates a dynamic fusion of advanced technology and emotion. The long, pronounced hood features deeply sculpted lines and embossed air vents, both of which hint at the powerful engine beneath. The exterior lines run the length of the body, creating a ribbon-like effect from the front headlights to the rear wheel arches, evoking a feeling of movement and power.

Although modern in its appearance, the Advanced Sports Car Concept retains the subtle cues associated with its predecessor, the NSX. The concept’s slim, LED headlights are pushed wide and designed to mimic the pop-up headlights found on the first generation NSX. Other styling hints include a modern take on wraparound rear taillights and the all black cockpit.

“Our intention was to design an exotic sports car that gracefully combines advanced technology and strong emotion,” said Jon Ikeda, principal designer, Acura Design Center. “The technical, machined surfaces and keen-edge design are balanced with sweeping curves and dramatic lines, all of which results in the ultimate exotic sports car.”

Wide and low to the ground with a 108.8 inch wheelbase, the concept is anchored by grippy 19 inch front and 20 inch rear performance tires which are mounted to custom billet-machined, polished aluminum wheels. Powerful, ventilated carbon ceramic brake discs and eight-piston calipers accent the wheels. Bold wheel arches and flares add to the concept’s aggressive appearance.

The low slung cabin is constructed entirely of tinted glass and sits flush against the body. Door handles are also flush mounted, allowing the sports car to retain a clean and aerodynamic appearance. The Advanced Sports Car Concept features a carbon fiber underbody and the rear is finished with aggressive quad exhaust pipes and integrated rear diffusers, further communicating its high performance potential.

The Advanced Sports Car Concept was designed by the Acura’s Los Angeles-based design team that will be based at the new Acura Design Center, opening this summer.

Honda Accord Coupe Concept Poised to Reset Segment Benchmark

DETROIT, U.S.A., January 8, 2007–The Honda Accord Coupe Concept reveals a totally new look for the next-generation Accord, along with key technologies for safety, fuel efficiency and performance, American Honda Motor Co., Inc., announced at the North American International Auto Show (NAIAS) in Detroit. The Accord is Honda’s best-selling model in North America and its debut at NAIAS marks the first time that an Accord concept vehicle has ever been shown at a major auto show.

The Honda Accord Coupe Concept debuted at the North American

International Auto Show in Detroit on January 8, 2007.

The styling of the Accord Coupe Concept conveys a powerful stance through its long hood, deeply sculpted lower body and fastback roofline. A six-sided grille and projector headlamps that recess deep into the front fenders contribute to an unmistakable and aggressive front fascia. Quad exhaust outlets integrated into the rear diffuser further convey performance and style beyond any Accord to date.

“The Accord Coupe Concept demonstrates the styling direction for the upcoming, eighth-generation Accord,” said John Mendel, senior vice president of American Honda. “As the industry’s target for midsize segment excellence, the all-new Accord will set a new benchmark for safety, efficiency, performance, refinement and style.”

A more powerful and lower-emissions V6 engine will provide higher fuel efficiency with the incorporation of Honda’s next-generation Variable Cylinder Management (VCM) technology. Honda leads the industry with the highest Corporate Average Fuel Economy (CAFE) rating for any full line manufacturer* of 29.2 miles per gallon - well above the industry average of 25.3 miles per gallon.

As part of Honda’s “Safety for Everyone” initiative, all next-generation Accord models will include the company’s Advanced Compatibility Engineering(TM) (ACE(TM)) Body Structure. Honda’s ACE Body Structure incorporates a front-end frame structure that helps absorb and disperse crash energy over a large area in a frontal impact. ACE also makes the vehicle more crash compatible in frontal impacts with vehicles of differing ride heights.

The current generations of the Odyssey (2005), Civic (2006) and CR-V (2007) all have the ACE Body Structure. Together, the ACE-equipped vehicles represent more than 50 percent of all 2007 Honda vehicles sold on a sales-weighted basis. With the addition of the next-generation Accord to the lineup of vehicles with ACE, more than 75 percent will be equipped with the technology on a sales-weighted basis after it goes on sale.

Honda Accord History

The Honda Accord, currently in its seventh generation in 30 years, remains Honda’s best-selling vehicle worldwide and has consistently been one of the top five best-selling automobiles in the U.S. Known for its ride and handling, comfort and convenience features, safety, quality and refinement, the Accord delivers world-class style with sophistication and performance. The Accord was launched in 1976 with subsequent major re-designs debuting in 1982, 1986, 1990, 1994, 1998 and 2003. More than 9.5 million Accords have been sold in the U.S. since 1976.

Car and Driver magazine named the 2007 Honda Accord as one of the winners of its prestigious and highly competitive annual “10Best Cars” award. The Accord has achieved “10Best” status 21 times in the 25 years that Car and Driver editors have been conducting the competition, more than any other vehicle in the award’s history.

Honda Accord Coupe Concept Specifications

Type:	Two-door Coupe
Seating Capacity:	5-passenger
Engine:	i -VTEC V6

Honda Siel Cars India’s second car plant to be located in Rajasthan

NEW DELHI, India, January 14, 2007 – Honda Siel Cars India (HSCI), has selected Rajasthan as the state for locating its second car plant in India.

A Letter of Intent to this effect was signed by representatives of HSCI and the Rajasthan government.

HSCI eventually selected Rajasthan because of its proximity to Honda’s biggest market (North and East account for about 45% of total HSCI sales), as well as logistics advantages and managerial convenience.

The second plant will manufacture Honda’s small car in the Indian market and will have an initial capacity of 50,000 units per annum.

HSCI is seeking an area of 500 to 700 acres for the plant and is in discussion with the Rajasthan government to shortlist suitable locations in the state.

Apart from the manufacturing unit, the new plant will also have a Suppliers’ Park, which will house Honda’s network of ancillary units.

The project will be the first of its kind for Rajasthan and will assist in the industrialization of the state with both upstream and downstream investments as well as large-scale employment generation.

In a statement on the occasion, Masahiro Takedagawa, President & CEO, Honda Siel Cars India said, “Honda has always been a good corporate citizen globally and has contributed to the societies it has operated in. We will bring the same corporate culture to the state of Rajasthan. We will contribute to the industrial development of the state and enhance employment opportunities through several avenues.”

Ref.#C07-005

Honda Sets All-Time Annual Records for Worldwide, and Overseas Auto Production

January 26, 2007 – Honda Motor Co., Ltd., today announced its automobile production, domestic sales, and export results for the calendar year 2006 as well as for the month of December 2006.

<Production>

Calendar Year of 2006

For the tenth consecutive year since 1997, worldwide production increased from the previous year. Honda achieved an all-time calendar year record for worldwide production.

Domestic production experienced its third consecutive year-on-year increase since calendar year 2004 due to an increase in production for overseas markets.

Due mainly to increased production in North America and Asia, overseas production experienced a year-on-year increase for the tenth consecutive year since calendar year 1997. Honda set a new all-time calendar year record for overseas production as well as for production in North America, Asia and China.

December 2006

Due to an increase both in domestic and overseas production, worldwide production experienced a year-on-year increase for the seventeenth consecutive month since August 2005. Honda also achieved a new monthly record for the month of December.

Due primarily to increased production for overseas markets, domestic production experienced a year-on-year increase for the seventh consecutive month since June 2006. Honda also set a new monthly record for the month of December.

Due mainly to increased production in Asia, overseas production experienced a year-on-year increase for the seventeenth consecutive month since August 2005. Honda also set a new monthly record for the month of December for overseas production as well as for production in Asia and China.

<Japan Domestic Sales>

Calendar Year of 2006

Total domestic sales experienced a year-on-year decline for the second consecutive year since calendar year 2005.

Due to decreased sales of Air Wave and Odyssey, new vehicle registrations in calendar year 2006 experienced a year-on-year decline for the second consecutive year since calendar year 2005.

Due mainly to an increase in sales of Zest, mini-vehicle sales exceeded the total from the previous year for the first time in the last two years since calendar year 2004.

December 2006

Total domestic sales experienced a year-on-year increase for the second consecutive month since November 2006.

Due to a decrease in sales of Air Wave and Odyssey, new vehicle registrations in December experienced a year-on-year decline for the ninth consecutive month since April 2006.

Due mainly to increased sales of Zest, mini-vehicle sales experienced a year-on-year increase for the second consecutive month since November 2006.

<Vehicle registrations - excluding mini vehicles>

Fit was the industry’s second best selling car among new vehicle registrations for the month of December, with sales of 7,670 units. Step Wagon ranked as the industry’s third best selling car among new vehicle registrations for the month of December, with sales of 7,503 units.

<Mini vehicles - under 660cc>

Life was the industry’s third best selling car among mini-vehicles, with sales of 10,256 units and ranked as Honda’s best selling car for the month of December. Zest was the industry’s seventh best selling car for the month of December, with sales of 6,827 units.

<Exports from Japan>

Calendar Year of 2006

Due primarily to an increase in exports to North America, total exports experienced a year-on-year increase for the third consecutive year since calendar year 2004.

December 2006

Due mainly to increased exports to North America, total exports experienced a year-on-year increase for the seventh consecutive month since June 2006.

Production

	Calendar Year 2006		December		*Fiscal Year 2007 (Quarters 1-3)
	Units	Vs.2005	Units	Vs.12/05	Units	Vs.2006
Domestic (CBU+CKD)	1,332,866	+5.6%	116,378	+14.8%	1,003,283	+9.8%
Overseas (CBU only)	2,300,947	+7.1%	166,867	+1.2%	1,724,836	+6.2%

Worldwide Total	3,633,813	+6.6%	283,245	+6.4%	2,728,119	+7.5%

*   (April 2006-March 2007)

Production by Region

	Calendar Year 2006		December		*Fiscal Year 2007 (Quarters 1-3)
	Units	Vs.2005	Units	Vs.12/05	Units	Vs.2006
North America	1,385,693	+2.7%	94,115	-5.6%	1,022,577	+1.6%
(USA only)	974,380	+3.7%	67,572	-3.2%	715,952	+1.6%
Europe	184,412	-1.3%	12,167	-10.3%	132,543	-3.9%
Asia	635,833	+18.7%	53,327	+16.0%	496,299	+18.1%
(China only)	352,551	+32.0%	31,044	+39.0%	279,115	+30.0%
Others	95,009	+23.8%	7,258	+28.4%	73,417	+25.2%

Overseas Total	2,300,947	+7.1%	166,867	+1.2%	1,724,836	+6.2%

*   (April 2006-March 2007)

Japan Domestic Sales

Vehicle type	Calendar Year 2006		December		*Fiscal Year 2007 (Quarters 1-3)
	Units	Vs.2005	Units	Vs.12/05	Units	Vs.2006
Registrations	417,582	-10.6%	34,490	-1.6%	296,493	-14.3%
Mini Vehicles	284,660	+15.3%	28,654	+64.2%	221,503	+23.4%

Honda Brand Total	702,242	-1.7%	63,144	+20.3%	517,996	-1.4%

*   (April 2006-March 2007)

Exports from Japan

	Calendar Year 2006		December		*Fiscal Year 2007 (Quarters 1-3)
	Units	Vs.2005	Units	Vs.12/05	Units	Vs.2006
North America	352,620	+40.1%	33,319	+44.3%	267,434	+50.2%
(USA only)	320,773	+42.7%	31,724	+45.9%	244,282	+53.3%
Europe	134,668	-4.8%	13,779	-15.0%	94,487	-10.1%
Asia	19,112	+13.7%	1,629	+28.6%	14,216	+17.0%
Others	121,552	+7.8%	12,041	+9.8%	96,171	+9.4%

Total	627,952	+20.1%	60,768	+18.0%	472,308	+23.3%

*   (April 2006-March 2007)

January 26, 2007

Ref.# C07-006

2006 Honda SALES & PRODUCTION RESULT

< Motorcycles >

	Unit (thousands)
	2005	2006
	Result	Result		% Change
Global Sales	12,284	12,620	*	103%

Domestic	369	351		95%
Overseas	11,914	12,269	*	103%
North America	633	544		86%
South America	962	1,224	*	127%
Europe, the Middle & Near East and Africa	409	396		97%
Asia and Oceania	8,982	9,197	*	102%
China	927	906		98%
Global Production	12,519	12,852	*	103%

Domestic	623	574		92%
Overseas	11,896	12,277	*	103%

*   New record

•	Motorcycles: including ATVs
•	North America: including Mexico
•	Domestic production: Completely built unit (CBU) + complete knock-down (CKD)
•	Overseas production: CBU at local plants excluding CKD (including some preliminary figures)

< Automobiles >

	Unit (thousands)
	2005	2006
	Result	Result		% Change
Global Sales	3,365	3,550	*	105%

Domestic	714	702		98%
Registrations	467	417		89%
Mini vehicles	246	284		115%
Overseas	2,650	2,847	*	107%
North America	1,656	1,724	*	104%
(U.S. only)	1,462	1,509	*	103%
South America	74	90	*	122%
Europe, the Middle & Near East and Africa	354	390	*	110%
(Europe)	285	309	*	108%
Asia and Oceania	306	315	*	103%
China	260	326	*	126%
Global Production	3,409	3,633	*	107%

Domestic	1,261	1,332		106%
Overseas	2,147	2,300	*	107%
Export sales from Japan	522	627		120%

*   New record

•	North America: including Mexico
•	Europe: West/Central/East Europe + Russia and Ukraine
•	Domestic production: CBU + CKD
•	Overseas production: CBU at local plants excluding CKD (including some preliminary figures)
•	Export sales from Japan: CBU + CKD

<Power Products>

	Unit (thousands)
	2005	2006
	Result	Result		% Change
Global Sales	5,551	6,400	*	115%

Domestic	463	527	*	114%
Overseas	5,088	5,873	*	115%

*   New record

January 31, 2007

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE NINE MONTHS ENDED DECEMBER 31, 2006

Tokyo, January 31, 2007—Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine months ended December 31, 2006.

Third Quarter Results

Honda’s consolidated net income for the fiscal third quarter ended December 31, 2006 totaled JPY 144.8 billion (USD 1,216 million), an increase of 8.8% from the corresponding period in 2005. Basic net income per Common share for the quarter amounted to JPY 79.45 (USD 0.67), an increase of 9.7% compared to JPY 72.41 for the corresponding period in 2005. One of Honda’s American Depository Shares represents one Common Share.

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADS exchange ratio was changed from one share of common stock to two ADSs, to one share of common stock to one ADS. Basic net income per common share and ADS were calculated based on the number of common shares after the stock split.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,768.6 billion (USD 23,244 million), an increase of 12.0% from the corresponding period in 2005. This increase was due mainly to the increased revenue in automobile business in North America and Europe. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the corresponding period in 2005, revenue for the quarter would have increased by approximately 9.6%.

Consolidated operating income for the quarter totaled JPY 205.1 billion (USD 1,722 million), an increase of 5.2% compared to the corresponding period in 2005. This increase in operating income was primarily due to the positive impact of the increased profit attributable to higher revenue in automobile, power product and financial services business segments and higher revenue in all regions, the effect of newly consolidated subsidiaries, the decreased amount of unrealized profit in inventories, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the increased sales incentives in North America, the soaring raw material costs, the increased SG&A expenses mainly because of quality-related expenses, freight and storage costs due to the increase in sales, and the increased R&D expenses.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 191.5 billion (USD 1,608 million), an increase of 15.3% from the corresponding period in 2005. This increase was primarily due to the difference between transaction rates and average rates and proceeds from sales of securities.

Equity in income of affiliates amounted to JPY 25.8 billion (USD 217 million) for the quarter, a decrease of 13.0% from the corresponding period in 2005, due mainly to the decline in automobile business in China.

Business Segment

With respect to Honda’s sales for the fiscal third quarter by business segment, unit sales of motorcycles totaled 2,765 thousand units, a decrease of 0.8% from the corresponding period in 2005. Unit sales in Japan was 71 thousand units, a decrease of 6.6%. Overseas unit sales was 2,694 thousand units, a decrease of 0.7%*, due mainly to the decrease in unit sales of ATVs and kids motorcycles in North America offsetting the positive impact of the increased unit sales in other regions, especially in Latin America. Revenue from unaffiliated customers increased 7.0%, to JPY 303.2 billion (USD 2,546 million) from the corresponding period in 2005, due mainly to the positive impact of the currency translation effects, offsetting the negative impact of the decrease in unit sales. Operating income decreased by 17.0% to JPY 11.1 billion (USD 94 million) from the corresponding period in 2005, due mainly to the increased SG&A expenses and the increased R&D expenses offsetting the positive impact of the currency effects caused by the depreciation of the Japanese yen.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 640 thousand units for the quarter.

Honda’s unit sales of automobiles was 915 thousand units, increased by 12.1% from the corresponding period in 2005. In Japan, unit sales was 156 thousand units, which was approximately the same level as the corresponding period in 2005. Overseas unit sales increased 15.0% to 759 thousand units, due to the increased unit sales in North America, Europe, Asia and other regions. This increase of unit sales was attributable to good sales of, for example, the Accord and the CR-V in North America, and to the increase in unit sales of parts for local production at Honda’s affiliates accounted for under the equity method in China. Revenue from unaffiliated customers increased 12.3% to JPY 2,263.8 billion (USD 19,007 million) from the corresponding period in 2005, due to the increased unit sales and the positive impact of the currency translation effects. Operating income increased 6.4% to JPY 160.7 billion (USD 1,350 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue, the change in sales price in North America, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the increased sales incentives in North America, the soaring raw material costs, the increased SG&A expenses and the increased R&D expenses.

Revenue from unaffiliated customers in financial services business increased 29.9% to JPY 104.2 billion (USD 875 million) from the corresponding period in 2005, due to the increased sales attributable to the increase of finance subsidiaries-receivables from the growth of automobile business in North America and the positive impact of the currency translation effects. Operating income increased 3.3% to JPY 22.7 billion (USD 191 million) from the corresponding period in 2005, due primarily to the increased sales, which were attributable to the increase of finance subsidiaries-receivables from the growth of business, and to the currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increase in SG&A expenses including the increase of losses on lease residual values.

Honda’s unit sales of power products was 1,382 thousand units, up by 21.9 % from the corresponding period in 2005, due mainly to the increased unit sales of general purpose engines in the U.S. and China and in Japan. In Japan, unit sales totaled 124 thousand units, an increase of 12.7%. Overseas unit sales was 1,258 thousand units, an increase of 22.9%, due mainly to the positive impact of the increased unit sales in North America, Europe, Asia and other regions. Revenue from unaffiliated customers in power product and other businesses increased by 5.3% to JPY 97.2 billion (USD 817 million) from the corresponding period in 2005, due mainly to the increased unit sales of power products and the positive impact of the currency translation effects. Operating income increased 23.5% to JPY 10.4 billion (USD 88 million) from the corresponding period in 2005. This was primarily due to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses.

Geographical Segment

With respect to Honda’s sales for the fiscal third quarter by geographical segment, in Japan, revenue for domestic and exports sales was JPY 1,223.8 billion (USD 10,275 million), up by 9.4% compared to the corresponding period in 2005, due primarily to the increased revenue from exports in automobile business and the currency effects caused by the depreciation of the Japanese yen. Operating income was JPY 41.9 billion (USD 352 million), down by 44.8% from the corresponding period in 2005, due primarily to the negative impact of the change in model mix, the soaring raw material costs, the increased SG&A expenses and the increased R&D expenses, which offset the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen.

In North America, revenue increased by 9.0% to JPY 1,612.1 billion (USD 13,535 million) from the corresponding period in 2005, due mainly to the increased unit sales in automobile and power product businesses and the positive impact of the currency translation effects. Operating income increased by 10.7% to JPY 118.2 billion (USD 992 million) from the corresponding period in 2005, due primarily to the positive impact of the increased profit attributable to higher revenue, the change in sales price in automobile business, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the soaring raw material costs, the increased sales incentives and the increased SG&A expenses.

In Europe, revenue was JPY 271.6 billion (USD 2,281 million), which was approximately the same level as the corresponding period in 2005, due primarily to the increased unit sales in automobile and power product businesses and the positive impact of the currency translation effects which offset the negative impact of the change in model mix. Operating income increased by 31.6% to JPY 3.7 billion (USD 32 million) from the corresponding period in 2005, due primarily to the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix and the increased SG&A expenses.

In Asia, revenue increased by 22.0% to JPY 303.4 billion (USD 2,548 million) from the corresponding period in 2005, due primarily to the increased unit sales in automobile and power product businesses and the positive impact of the currency translation effects. Operating income increased by 17.6% to JPY 20.2 billion (USD 170 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses. In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Accounting terms of some of the affiliates differ from the Company’s. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

In other regions, revenue increased by 31.7% to JPY 193.0 billion (USD 1,621 million) compared to the corresponding period in 2005, due mainly to the increased unit sales in all of the business segments and the positive impact of the currency translation effects. Operating income decreased by 3.8% to JPY 16.0 billion (USD 135 million) from the corresponding period in 2005, due mainly to the negative impact of the increased SG&A expenses, offsetting the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen.

Nine Months Results

Honda’s consolidated net income for the fiscal nine months ended December 31, 2006 totaled JPY 416.1 billion (USD 3,494 million), an increase of 10.2% from the corresponding period in 2005. Basic net income per Common share for the period amounted to JPY 227.96 (USD 1.91), compared to JPY 204.71 for the corresponding period in 2005. One of Honda’s American Depository Shares represents one Common Share.

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADS change ratio was changed from one share of common stock to two ADSs, to one share of common stock to one ADS. Basic net income per common share and ADS were calculated based on the number of common shares after the stock split.

Consolidated revenue for the period amounted to JPY 7,999.2 billion (USD 67,159 million), an increase of 13.1% from the corresponding period in 2005. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the corresponding period in 2005, revenue for the period would have increased by approximately 8.2%.

Consolidated operating income for the period totaled JPY 601.6 billion (USD 5,051 million), an increase of 13.9% compared to the corresponding period in 2005. This increase in operating income was primarily due to the positive impact of the increased profit attributable to higher revenue in all business segments and higher revenue in all regions in overseas, the change in sales price in North America, the effect of newly consolidated subsidiaries, the decreased sales promotion expenses, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the increased sales incentives in North America, the soaring raw material costs, the increased SG&A expenses including the increase in quality-related expenses, storage costs and selling expenses due to the increase in sales, and freight costs due to higher oil price, the increased advertising expenses and the increased R&D expenses.

Consolidated income before income taxes and equity in income of affiliates for the period totaled JPY 537.4 billion (USD 4,512 million), an increase of 12.0% from the corresponding period in 2005, mainly due to the difference between transaction rates and average rates, income in interest due to the increase in interest rates and proceeds from sales of securities.

Equity in income of affiliates amounted to JPY 83.4 billion (USD 701 million) for the period, an increase of 8.6% from the corresponding period in 2005.

Business Segment

With respect to Honda’s sales for the fiscal nine months by business segment, unit sales of motorcycles totaled 7,961 thousand units, an increase of 1.3% from the corresponding period in 2005. Unit sales in Japan was 258 thousand units, a decrease of 6.2%. Overseas unit sales was 7,703 thousand units, an increase of 1.6%*, due mainly to an increase in unit sales in other regions, offsetting the negative impact of the decrease in unit sales mainly in North America. Revenue from unaffiliated customers increased 13.7%, to JPY 948.8 billion (USD 7,967 million) from the corresponding period in 2005, due mainly to the increased unit sales and the positive impact of the currency translation effects. Operating income increased by 5.6 % to JPY 56.3 billion (USD 473 million) from the corresponding period in 2005, due mainly to the positive impacts of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the change in model mix, the increased SG&A expenses and the increased R&D expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,700 thousand units for the period.

Honda’s unit sales of automobiles was 2,695 thousand units, increased by 8.2% from the corresponding period in 2005. In Japan, unit sales decreased 4.5% to 483 thousand units. Overseas unit sales increased 11.5% to 2,212 thousand units, due mainly to the increased unit sales in North America, Europe, Asia and other regions. Revenue from unaffiliated customers increased 12.2% to JPY 6,458.3 billion (USD 54,222 million) from the corresponding period in 2005, due to the increased unit sales and the positive impact of the currency translation effects. Operating income increased 14.6% to JPY 441.7 billion (USD 3,709 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix, the soaring raw material costs, the increased SG&A expenses and the increased R&D expenses.

Revenue from unaffiliated customers in financial services business increased 30.5% to JPY 292.2 billion (USD 2,454 million) from the corresponding period in 2005. Operating income increased 12.0% to JPY 74.6 billion (USD 626 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses.

Honda’s unit sales of power products was 4,293 thousand units, up by 14.3 % from the corresponding period in 2005. In Japan, unit sales totaled 388 thousand units, an increase of 11.2%. Overseas unit sales was 3,905 thousand units, an increase of 14.6%, due mainly to the increased unit sales in North America, Europe and other regions. Revenue from unaffiliated customers in power product and other businesses increased by 14.7% to JPY 299.7 billion (USD 2,517 million) from the corresponding period in 2005, due mainly to the increased unit sales of power products and the positive impact of the currency translation effects. Operating income was JPY 28.9 billion (USD 243 million), an increase of 27.0% from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix and the increased SG&A expenses.

Geographical Segment

With respect to Honda’s sales for the fiscal nine months by geographical segment, in Japan, revenue for domestic and exports sales was JPY 3,508.9 billion (USD 29,460 million), up by 7.7% compared to the corresponding period in 2005, due primarily to the increased revenue from exports in automobile business and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the decreased unit sales in domestic automobile business. Operating income was JPY 159.8 billion (USD 1,342 million), down by 14.1% from the corresponding period in 2005, due primarily to the negative impact of the change in model mix, the soaring raw material costs, the increased SG&A expenses and the increased R&D expenses, which offset the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen.

In North America, revenue increased by 12.8% to JPY 4,501.1 billion (USD 37,790 million) from the corresponding period in 2005, due mainly to the increased unit sales in automobile and power product businesses and the positive impact of the currency translation effects. Operating income increased by 32.4% to JPY 328.4 billion (USD 2,757 million) from the corresponding period in 2005, due primarily to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects, the decreased SG&A expenses and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix and the soaring raw material costs.

In Europe, revenue increased by 8.6% to JPY 907.6 billion (USD 7,620 million) compared to the corresponding period in 2005, due primarily to the increased unit sales in automobile and power product businesses and the positive impact of the currency translation effects. Operating income increased by 17.3% to JPY 19.2 billion (USD 162 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix and the increased SG&A expenses.

In Asia, revenue increased by 27.1% to JPY 904.5 billion (USD 7,594 million) from the corresponding period in 2005, due primarily to the increased unit sales in motorcycle and automobile businesses and the positive impact of the currency translation effects. Operating income increased by 11.0% to JPY 57.9 billion (USD 487 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

In other regions, revenue increased by 38.0% to JPY 566.3 billion (USD 4,755 million) compared to the corresponding period in 2005, due mainly to the increased unit sales in all of the business segments and the positive impact of the currency translation effects. Operating income increased by 16.0% to JPY 52.7 billion (USD 443 million) from the corresponding period in 2005, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increased SG&A expenses.

Consolidated Statements of Cash Flows for the Fiscal Nine Months

Cash and cash equivalents at the end of the period from April 1, 2006 through December 31, 2006 increased by JPY 1.8 billion (USD 15 million) from March 31, 2006, to JPY 749.1 billion (USD 6,289 million). The reasons for the increases or decreases for each cash flow activity are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 496.3 billion (USD 4,167 million) for the fiscal nine months ended December 31, 2006, mainly attributable to the increase in net income and the decrease in trade accounts and notes receivable, which offset the decrease in trade accounts and notes payable. Cash inflows from operating activities increased by JPY 198.5 billion (USD 1,667 million) compared with the corresponding period in 2005.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 891.7 billion (USD 7,487 million), due mainly to capital expenditures and the acquisitions of finance subsidiaries-receivables, which exceeded collections of and proceeds from finance subsidiaries-receivables. Cash outflows from investing activities increased by JPY 390.0 billion (USD 3,275 million) compared with the corresponding period in 2005.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 374.2 billion (USD 3,142 million), which was attributable to proceeds from long-term debt and increase in short-term debt, which exceeded repayment of long-term debt and cash dividends paid. Cash inflows from financing activities increased by JPY 350.6 billion (USD 2,944 million) compared with the corresponding period in 2005.

Management has classified cash dividends received from affiliates in operating activities in the consolidated statements of cash flows. Consequently, management has revised the consolidated statements of cash flows for the fiscal nine months ended December 30, 2005. to include such cash dividends in operating activities, instead of investing activities, to achieve a comparable presentation for all periods presented herein.

Forecasts for the Fiscal Year Ending March 31, 2007

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2007, Honda projects consolidated and unconsolidated results to be as shown below:

FY2007 Forecasts for Consolidated Results

    Fiscal year ending March 31, 2007

	Yen (billions)	Changes from FY 2006
Net sales and other operating revenue	11,100	+12.0%
Operating income	820	-5.6%
Income before income taxes and equity in income of affiliates	755	-7.3%
Net income	560	-6.2%
Basic net income per Common share	307.33	—

FY2007 Forecasts for Unconsolidated Results

    Fiscal year ending March 31, 2007

	Yen (billions)	Changes from FY 2006
Net sales	4,010	+6.7%
Operating income	190	-20.8%
Ordinary income	308	-4.3%
Net income	262	-13.2%

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro for the fiscal fourth quarter ending March 31, 2007 will be JPY 118 and JPY 153 and for the full year ending March 31, 2007, JPY 117 and JPY 149, respectively.

Dividend per Share of Common Stock

During the year ending March 31, 2007, the Company’s Board of Directors resolved on January 31, 2007 to make a distribution of surplus to the stockholders of record on December 31, 2006, at JPY 17 per share of common stock. It also intends to distribute year-end cash dividends of JPY 17 per share of the record date on March 31, 2007, respectively. As a result, total cash dividends for the year ending March 31, 2007, together with the interim cash dividends of JPY 30, are planned to be JPY 64 per share. The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Had the stock split not been carried out, annual dividends would have corresponded to JPY 128, an increase of JPY 28 per share from the annual dividends paid for fiscal 2006.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

[1] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Dec. 31, 2005	Three months ended Dec. 31, 2006	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2006
MOTORCYCLES

Japan	76	71	275	258
	(76)	(71)	(275)	(258)
North America	160	107	404	339
	(83)	(60)	(211)	(183)
Europe	61	56	255	232
	(58)	(54)	(246)	(225)
Asia	2,225	2,217	6,157	6,189
	(2,225)	(2,217)	(6,157)	(6,189)
Other Regions	266	314	767	943
	(263)	(310)	(756)	(932)

Total	2,788	2,765	7,858	7,961
	(2,705)	(2,712)	(7,645)	(7,787)

AUTOMOBILES

Japan	156	156	506	483
North America	434	471	1,248	1,338
Europe	59	72	204	222
Asia	117	155	384	471
Other Regions	50	61	148	181

Total	816	915	2,490	2,695

POWER PRODUCTS

Japan	110	124	349	388
North America	445	615	1,699	2,080
Europe	357	365	881	1,001
Asia	122	161	563	530
Other Regions	100	117	265	294

Total	1,134	1,382	3,757	4,293

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of unaffiliated customers.
2.	Figures in brackets represent unit sales of motorcycles only.

[2] Net Sales Breakdown

(A) For the three months ended December 31, 2005 and 2006

	Yen (millions)
	Three months ended Dec. 31, 2005		Three months ended Dec. 31, 2006
MOTORCYCLE BUSINESS

Japan	21,536	(7.6)%	23,240	(7.7)%
North America	85,073	(30.0)%	60,859	(20.1)%
Europe	32,813	(11.6)%	37,128	(12.2)%
Asia	78,632	(27.7)%	93,785	(30.9)%
Other Regions	65,408	(23.1)%	88,233	(29.1)%

Total	283,462	(100.0)%	303,245	(100.0)%

AUTOMOBILE BUSINESS

Japan	332,268	(16.5)%	351,836	(15.5)%
North America	1,257,770	(62.4)%	1,385,797	(61.2)%
Europe	153,809	(7.6)%	200,983	(8.9)%
Asia	172,567	(8.6)%	198,787	(8.8)%
Other Regions	99,477	(4.9)%	126,496	(5.6)%

Total	2,015,891	(100.0)%	2,263,899	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	5,582	(7.0)%	5,577	(5.4)%
North America	70,185	(87.5)%	92,591	(88.8)%
Europe	2,306	(2.9)%	3,326	(3.2)%
Asia	487	(0.6)%	836	(0.8)%
Other Regions	1,693	(2.0)%	1,896	(1.8)%

Total	80,253	(100.0)%	104,226	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	38,530	(41.7)%	40,040	(41.2)%
North America	24,666	(26.7)%	24,744	(25.4)%
Europe	15,803	(17.1)%	18,079	(18.6)%
Asia	7,991	(8.6)%	8,061	(8.3)%
Other Regions	5,410	(5.9)%	6,358	(6.5)%

Total	92,400	(100.0)%	97,282	(100.0)%

TOTAL

Japan	397,916	(16.1)%	420,693	(15.2)%
North America	1,437,694	(58.2)%	1,563,991	(56.5)%
Europe	204,731	(8.3)%	259,516	(9.4)%
Asia	259,677	(10.5)%	301,469	(10.9)%
Other Regions	171,988	(6.9)%	222,983	(8.0)%

Total	2,472,006	(100.0)%	2,768,652	(100.0)%

[2] Net Sales Breakdown

(B) For the nine months ended December 31, 2005 and 2006

	Yen (millions)
	Nine months ended Dec. 31, 2005		Nine months ended Dec. 31, 2006
MOTORCYCLE BUSINESS

Japan	75,120	(9.0)%	76,086	(8.0)%
North America	214,285	(25.7)%	200,342	(21.1)%
Europe	141,290	(16.9)%	143,842	(15.2)%
Asia	228,907	(27.4)%	272,058	(28.7)%
Other Regions	174,802	(21.0)%	256,563	(27.0)%

Total	834,404	(100.0)%	948,891	(100.0)%

AUTOMOBILE BUSINESS

Japan	1,060,410	(18.4)%	1,038,820	(16.1)%
North America	3,385,490	(58.8)%	3,818,865	(59.1)%
Europe	497,018	(8.6)%	608,371	(9.4)%
Asia	532,841	(9.3)%	624,351	(9.7)%
Other Regions	278,762	(4.9)%	367,928	(5.7)%

Total	5,754,521	(100.0)%	6,458,335	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	16,111	(7.2)%	16,349	(5.6)%
North America	195,500	(87.3)%	258,705	(88.5)%
Europe	6,847	(3.0)%	9,274	(3.2)%
Asia	1,392	(0.6)%	2,154	(0.7)%
Other Regions	4,162	(1.9)%	5,784	(2.0)%

Total	224,012	(100.0)%	292,266	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	96,656	(37.0)%	112,719	(37.6)%
North America	85,308	(32.6)%	91,941	(30.7)%
Europe	46,148	(17.7)%	54,904	(18.3)%
Asia	19,811	(7.6)%	24,740	(8.2)%
Other Regions	13,395	(5.1)%	15,454	(5.2)%

Total	261,318	(100.0)%	299,758	(100.0)%

TOTAL

Japan	1,248,297	(17.6)%	1,243,974	(15.6)%
North America	3,880,583	(54.9)%	4,369,853	(54.6)%
Europe	691,303	(9.8)%	816,391	(10.2)%
Asia	782,951	(11.1)%	923,303	(11.5)%
Other Regions	471,121	(6.6)%	645,729	(8.1)%

Total	7,074,255	(100.0)%	7,999,250	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of unaffiliated customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading.

[3] Consolidated Financial Summary

For the three months and nine months ended December 31, 2005 and 2006

Financial Highlights

	Yen (millions)
	Three months ended Dec. 31, 2005	% Change	Three months ended Dec. 31, 2006	Nine months ended Dec. 31, 2005	% Change	Nine months ended Dec. 31, 2006
Net sales and other operating revenue	2,472,006	12.0%	2,768,652	7,074,255	13.1%	7,999,250
Operating income	194,986	5.2%	205,110	528,073	13.9%	601,655
Income before income taxes and equity in income of affiliates	166,097	15.3%	191,537	479,797	12.0%	537,409
Net income	133,146	8.8%	144,827	377,520	10.2%	416,138

	Yen
Basic net income per Share	72.41		79.45	204.71		227.96

	U.S. Dollar (millions)
			Three months ended Dec. 31, 2006			Nine months ended Dec. 31, 2006
Net sales and other operating revenue			23,244			67,159
Operating income			1,722			5,051
Income before income taxes and equity in income of affiliates			1,608			4,512
Net income			1,216			3,494

	U.S. Dollar
Basic net income per Share			0.67			1.91

Explanatory note:

Share means both Common Share and ADS. The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADS exchange ratio was changed from one share of common stock to two ADSs, to one share of common stock to one ADS. Basic net income per common stock and ADS were calculated based on the number of common shares after the stock split.

[4] Consolidated Statements of Income

(A) For the three months ended December 31, 2005 and 2006

	Yen (millions)
	Three months ended Dec. 31, 2005 (Unaudited)	Three months ended Dec. 31, 2006 (Unaudited)
Net sales and other operating revenue	2,472,006	2,768,652
Operating costs and expenses:
Cost of sales	1,731,527	1,945,754
Selling, general and administrative	420,736	474,746
Research and development	124,757	143,042

Operating income	194,986	205,110
Other income:
Interest	7,236	10,945
Other	700	7,196
Other expenses:
Interest	1,719	2,218
Other	35,106	29,496

Income before income taxes and equity in income of affiliates	166,097	191,537

Income tax (benefit) expense:
Current	67,987	67,766
Deferred	(5,370)	4,757

Income before equity in income of affiliates	103,480	119,014
Equity in income of affiliates	29,666	25,813

Net income	133,146	144,827

Retained earnings:
Balance at beginning of period	4,018,709	4,482,612
Retirement of treasury stocks	—	(1)
Cash dividends	36,841	54,710
Transfer to legal reserves	295	398

Balance at end of period	4,114,719	4,572,332

	Yen
Basic net income per Share	72.41	79.45

Explanatory note:

Share means both Common Share and ADS. The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADS exchange ratio was changed from one share of common stock to two ADSs, to one share of common stock to one ADS. Basic net income per common stock and ADS were calculated based on the number of common shares after the stock split.

[4] Consolidated Statements of Income - continued

(B) For the nine months ended December 31, 2005 and 2006

	Yen (millions)
	Nine months ended Dec. 31, 2005 (Unaudited)	Nine months ended Dec. 31, 2006 (Unaudited)
Net sales and other operating revenue	7,074,255	7,999,250
Operating costs and expenses:
Cost of sales	4,967,376	5,691,553
Selling, general and administrative	1,207,009	1,318,054
Research and development	371,797	387,988

Operating income	528,073	601,655
Other income:
Interest	17,162	31,070
Other	1,739	12,477
Other expenses:
Interest	8,456	8,900
Other	58,721	98,893

Income before income taxes and equity in income of affiliates	479,797	537,409

Income tax (benefit) expense:
Current	217,518	202,210
Deferred	(38,368)	2,509

Income before equity in income of affiliates	300,647	332,690
Equity in income of affiliates	76,873	83,448

Net income	377,520	416,138

Retained earnings:
Balance at beginning of period	3,809,383	4,267,886
Retirement of treasury stocks	—	279
Cash dividends	71,061	109,494
Transfer to legal reserves	1,123	1,919

Balance at end of period	4,114,719	4,572,332

	Yen
Basic net income per Share	204.71	227.96

Explanatory note:

Share means both Common Share and ADS. The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADS exchange ratio was changed from one share of common stock to two ADSs, to one share of common stock to one ADS. Basic net income per common stock and ADS were calculated based on the number of common shares after the stock split.

[5] Consolidated Balance Sheets

	Yen (millions)			Yen (millions)
	Mar. 31, 2006 (Audited)	Dec. 31, 2006 (Unaudited)	change	Dec. 31, 2005 (Unaudited)	Change
Assets
Current assets:
Cash and cash equivalents	747,327	749,130	1,803	634,836	114,294
Trade accounts and notes receivable	963,320	885,427	(77,893)	765,413	120,014
Finance subsidiaries-receivables, net	1,230,912	1,474,747	243,835	1,295,772	178,975
Inventories	1,036,304	1,170,848	134,544	1,019,907	150,941
Deferred income taxes	198,033	189,445	(8,588)	214,020	(24,575)
Other current assets	450,002	474,154	24,152	432,682	41,472

Total current assets	4,625,898	4,943,751	317,853	4,362,630	581,121

Finance subsidiaries-receivables, net	2,982,425	3,201,359	218,934	2,934,244	267,115

Investments and advances:
Investments in and advances to affiliates	408,993	445,947	36,954	400,886	45,061
Other, including marketable equity securities	298,460	261,864	(36,596)	296,696	(34,832)

Total investments and advances	707,453	707,811	358	697,582	10,229

Property, plant and equipment, at cost:
Land	384,447	417,420	32,973	378,467	38,953
Buildings	1,149,517	1,283,626	134,109	1,094,466	189,160
Machinery and equipment	2,562,507	2,935,111	372,604	2,454,230	480,881
Construction in progress	115,818	192,827	77,009	171,912	20,915

	4,212,289	4,828,984	616,695	4,099,075	729,909
Less accumulated depreciation and amortization	2,397,022	2,745,309	348,287	2,347,541	397,768

Net property, plant and equipment	1,815,267	2,083,675	268,408	1,751,534	332,141

Other assets	440,638	573,388	132,750	504,390	(68,998)

Total assets	10,571,681	11,509,984	938,303	10,250,380	1,259,604

[5] Consolidated Balance Sheets – continued

	Yen (millions)			Yen (millions)
	Mar. 31, 2006 (Audited)	Dec. 31, 2006 (Unaudited)	change	Dec. 31, 2005 (Unaudited)	Change
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	693,557	1,377,493	683,936	703,232	674,261
Current portion of long-term debt	657,645	741,229	83,584	673,633	67,596
Trade payables:
Notes	31,698	31,229	(469)	27,847	3,382
Accounts	1,099,902	1,024,292	(75,610)	942,291	82,001
Accrued expenses	930,115	902,470	(27,645)	950,502	(48,032)
Income taxes payable	110,160	56,258	(53,902)	103,495	(47,237)
Other current liabilities	466,332	506,661	40,329	465,470	41,191

Total current liabilities	3,989,409	4,639,632	650,223	3,866,470	773,162

Long-term debt, excluding current portion	1,879,000	1,760,678	(118,322)	1,827,743	(67,065)
Other liabilities	577,522	611,926	34,404	737,458	(125,532)

Total liabilities	6,445,931	7,012,236	566,305	6,431,671	580,565

Stockholders’ equity:
Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,529	172,529	—	172,531	(2)
Legal reserves	35,811	37,730	1,919	35,811	1,919
Retained earnings	4,267,886	4,572,332	304,446	4,114,719	457,613
Accumulated other comprehensive income (loss), net
Adjustments from foreign currency translation	(375,777)	(293,494)	82,283	(377,973)	84,479
Net unrealized gains on marketable equity securities	62,710	58,324	(4,386)	56,438	1,886
Net unrealized gains (losses) on derivative instruments	(64)	(250)	(186)	—	(250)
Minimum pension liabilities adjustments	(94,056)	(94,063)	(7)	(202,779)	108,716

Total Accumulated other comprehensive loss, net	(407,187)	(329,483)	77,704	(524,314)	194,831
Treasury Stock	(29,356)	(41,427)	(12,071)	(66,105)	24,678

Total stockholders’ equity	4,125,750	4,497,748	371,998	3,818,709	679,039

Total liabilities and stockholders’ equity	10,571,681	11,509,984	938,303	10,250,380	1,259,604

[6] Consolidated Statements of Cash Flows

	Yen (millions)
	Nine months ended Dec. 31, 2005 (Unaudited)	Nine months ended Dec. 31, 2006 (Unaudited)
Cash flows from operating activities:
Net income	377,520	416,138
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	176,808	255,719
Deferred income taxes	(38,368)	2,509
Equity in income of affiliates	(76,873)	(83,448)
Dividends from affiliates	32,171	37,955
Provision for credit and lease residual losses on finance subsidiaries-receivables	29,163	34,802
Loss (gain) on derivative instruments, net	4,263	63,626
Decrease (increase) in assets:
Trade accounts and notes receivable	29,637	118,926
Inventories	(97,244)	(86,075)
Other current assets	(31,003)	(36,694)
Other assets	(39,653)	(25,002)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(115,889)	(114,613)
Accrued expenses	2,608	(45,597)
Income taxes payable	33,046	(56,368)
Other current liabilities	13,093	22,577
Other liabilities	766	5,760
Other, net	(2,222)	(13,840)

Net cash provided by operating activities	297,823	496,375

Cash flows from investing activities:
Increase in investments and advances	(15,027)	(9,223)
Decrease in investments and advances	3,624	583
Payment for purchase of available-for-sale securities	(800)	(1,935)
Proceeds from sales of available-for-sale securities	5,551	13,467
Payment for purchase of held-to-maturity securities	(63,394)	(7,364)
Proceeds from redemption of held-to-maturity securities	45,932	27,046
Capital Expenditures	(302,617)	(415,004)
Proceeds from sales of property, plant and equipment	28,460	13,233
Acquisitions of finance subsidiaries-receivables	(2,257,283)	(2,226,908)
Collections of finance subsidiaries-receivables	1,366,978	1,565,719
Proceeds from sales of finance subsidiaries-receivables	686,876	274,811
Purchase of investment in operating leases	—	(126,223)

Net cash used in investing activities	(501,700)	(891,798)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(115,224)	411,329
Proceeds from long-term debt	661,259	629,433
Repayment of long-term debt	(404,748)	(530,380)
Cash dividends paid	(71,061)	(109,494)
Payment for purchase of treasury stock, net	(46,664)	(26,679)

Net cash provided by financing activities	23,562	374,209

Effect of exchange rate changes on cash and cash equivalents	41,613	23,017
Net change in cash and cash equivalents	(138,702)	1,803
Cash and cash equivalents at beginning of period	773,538	747,327

Cash and cash equivalents at end of period	634,836	749,130

[7] Segment Information

Honda has four reportable business segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and functions of each segment are as follows:

Business	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercraft and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product & other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Other

1. Business Segment Information

(A) For the three months ended December 31, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	283,462	2,015,891	80,253	92,400	2,472,006	—	2,472,006
Intersegment	—	—	812	2,668	3,480	(3,480)	—

Total	283,462	2,015,891	81,065	95,068	2,475,486	(3,480)	2,472,006

Cost of sales, SG&A and R&D expenses	270,023	1,864,798	59,053	86,626	2,280,500	(3,480)	2,277,020

Operating income	13,439	151,093	22,012	8,442	194,986	—	194,986

For the three months ended December 31, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	303,245	2,263,899	104,226	97,282	2,768,652	—	2,768,652
Intersegment	—	—	810	7,810	8,620	(8,620)	—

Total	303,245	2,263,899	105,036	105,092	2,777,272	(8,620)	2,768,652

Cost of sales, SG&A and R&D expenses	292,090	2,103,108	82,295	94,669	2,572,162	(8,620)	2,563,542

Operating income	11,155	160,791	22,741	10,423	205,110	—	205,110

(B) For the nine months ended December 31, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	834,404	5,754,521	224,012	261,318	7,074,255	—	7,074,255
Intersegment	—	—	2,858	9,707	12,565	(12,565)	—

Total	834,404	5,754,521	226,870	271,025	7,086,820	(12,565)	7,074,255

Cost of sales, SG&A and R&D expenses	781,025	5,369,213	160,258	248,251	6,558,747	(12,565)	6,546,182

Operating income	53,379	385,308	66,612	22,774	528,073	—	528,073

Assets	952,215	4,525,217	4,919,457	272,480	10,669,369	(418,989)	10,250,380
Depreciation and amortization	20,898	149,028	557	6,325	176,808	—	176,808
Capital expenditures	36,828	257,421	1,124	7,244	302,617	—	302,617
For the nine months ended December 31, 2006
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	948,891	6,458,335	292,266	299,758	7,999,250	—	7,999,250
Intersegment	—	—	2,601	13,834	16,435	(16,435)	—

Total	948,891	6,458,335	294,867	313,592	8,015,685	(16,435)	7,999,250

Cost of sales, SG&A and R&D expenses	892,513	6,016,582	220,265	284,670	7,414,030	(16,435)	7,397,595

Operating income	56,378	441,753	74,602	28,922	601,655	—	601,655

Assets	1,103,219	5,086,960	5,607,371	304,268	12,101,818	(591,834)	11,509,984
Depreciation and amortization	29,121	215,526	2,270	8,802	225,719	—	255,719
Capital expenditures	44,418	351,095	126,845	7,795	530,153	—	530,153

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 353,915 million as of December 31, 2005 and JPY301,005 million as of December 31, 2006 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

2. Geographical Segment Information

(A) For the three months ended December 31, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	477,803	1,441,801	202,984	207,142	142,276	2,472,006	—	2,472,006
Transfers between geographical segments	641,292	37,158	68,661	41,605	4,348	793,064	(793,064)	—

Total	1,119,095	1,478,959	271,645	248,747	146,624	3,265,070	(793,064)	2,472,006

Cost of sales, SG&A and R&D expenses	1,043,147	1,372,197	268,782	231,524	129,948	3,045,598	(768,578)	2,277,020

Operating income	75,948	106,762	2,863	17,223	16,676	219,472	(24,486)	194,986

For the three months ended December 31, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	508,744	1,568,971	254,297	249,372	187,268	2,768,652	—	2,768,652
Transfers between geographical segments	715,104	43,215	17,389	54,081	5,787	835,576	(835,576)	—

Total	1,223,848	1,612,186	271,686	303,453	193,055	3,604,228	(835,576)	2,768,652

Cost of sales, SG&A and R&D expenses	1,181,929	1,493,978	267,918	283,199	177,006	3,404,030	(840,488)	2,563,542

Operating income	41,919	118,208	3,768	20,254	16,049	200,198	4,912	205,110

(B) For the Nine months ended December 31, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,487,988	3,889,203	685,691	615,641	395,732	7,074,255	—	7,074,255
Transfers between geographical segments	1,770,224	101,766	150,236	95,907	14,633	2,132,766	(2,132,766)	—

Total	3,258,212	3,990,969	835,927	711,548	410,365	9,207,021	(2,132,766)	7,074,255

Cost of sales, SG&A and R&D expenses	3,072,071	3,742,923	819,482	659,330	364,893	8,658,699	(2,112,517)	6,546,182

Operating income	186,141	248,046	16,445	52,218	45,472	548,322	(20,249)	528,073

Assets	2,660,200	5,930,779	712,614	653,735	290,654	10,247,982	2,398	10,250,380
Long-lived assets	991,376	588,755	153,395	151,736	64,258	1,869,520	—	1,869,520

For the nine months ended December 31, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,528,151	4,384,934	806,855	732,941	546,369	7,999,250	—	7,999,250
Transfers between geographical segments	1,980,820	116,240	100,748	171,560	19,967	2,389,335	(2,389,335)	—

Total	3,508,971	4,501,174	907,603	904,501	566,336	10,388,585	(2,389,335)	7,999,250

Cost of sales, SG&A and R&D expenses	3,349,102	4,172,758	888,312	846,548	513,611	9,770,331	(2,372,736)	7,397,595

Operating income	159,869	328,416	19,291	57,953	52,725	618,254	(16,599)	601,655

Assets	2,918,026	6,626,639	863,274	867,189	385,851	11,660,979	(150,995)	11,509,984
Long-lived assets	1,041,039	798,658	194,610	209,779	85,758	2,329,844	—	2,329,844

Explanatory notes:

1.	The geographical segments are based on the location of the company and its subsidiaries.

2.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

2.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 353,915 million as of December 31, 2005 and JPY 301,005 million as of December 31, 2006 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3. Overseas Sales and revenues

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required as required by Japanese Securities and Exchange Law.

(A) For the three months ended December 31, 2005

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	1,437,694	204,731	259,677	171,988	2,074,090
Consolidated sales					2,472,006
Overseas sales ratio to consolidated sales	58.2%	8.3%	10.5%	6.9%	83.9%

For the three months ended December 31, 2006

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	1,563,991	259,516	301,469	222,983	2,347,959
Consolidated sales					2,768,652
Overseas sales ratio to consolidated sales	56.5%	9.4%	10.9%	8.0%	84.8%

(B) For the nine months ended December 31, 2005

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	3,880,583	691,303	782,951	471,121	5,825,958
Consolidated sales					7,074,255
Overseas sales ratio to consolidated sales	54.9%	9.8%	11.1%	6.6%	82.4%

For the nine months ended December 31, 2006

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	4,369,853	816,391	923,303	645,729	6,755,276
Consolidated sales					7,999,250
Overseas sales ratio to consolidated sales	54.6%	10.2%	11.5%	8.1%	84.4%

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.

2.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

[8] Consolidated Balance Sheets and Consolidated Statement of Cash flows

Divided into Non-financial Services Businesses and Finance Subsidiaries

Honda discloses consolidated balance sheets divided into non-financial services businesses and finance subsidiaries, and consolidated cash flow statements divided into non-financial services businesses and financial subsidiaries, for investor relations purposes. For purposes of these disclosures, non-financial services include the Motorcycle, Automobile and Power Product and Other Businesses segments, and finance subsidiaries include the Financial Services segment, respectively.

1. Consolidated Balance Sheets

Divided into non-financial services businesses and finance subsidiaries

	Yen (millions)			Yen (millions)
	Mar. 31, 2006	Dec. 31, 2006	Change	Dec. 31, 2005	Change
Assets
<Non-financial services businesses>
Current Assets:	3,788,184	3,852,601	64,417	3,478,039	374,562
Cash and cash equivalents	727,735	730,845	3,110	612,920	117,925
Trade accounts and notes receivable	504,101	451,320	(52,781)	409,373	41,947
Inventories	1,036,304	1,170,848	134,544	1,019,907	150,941
Other current assets	1,520,044	1,499,588	(20,456)	1,435,839	63,749
Investment and advances	955,338	974,183	18,845	942,150	32,033
Property, plant and equipment, at cost	1,795,173	2,064,185	269,012	1,731,203	332,982
Other assets	225,575	228,498	2,923	300,424	(71,926)

Total assets	6,764,270	7,119,467	355,197	6,451,816	667,651
<Finance Subsidiaries>
Cash and cash equivalents	19,592	18,285	(1,307)	21,916	(3,631)
Finance subsidiaries—short-term receivables, net	1,240,581	1,509,116	268,535	1,321,406	187,710
Finance subsidiaries—long-term receivables, net	2,982,832	3,202,150	219,318	2,935,092	267,058
Other assets	765,053	877,820	112,767	641,043	236,777

Total assets	5,008,058	5,607,371	599,313	4,919,457	687,914
Eliminations	(1,200,647)	(1,216,854)	(16,207)	(1,120,893)	(95,961)

Total assets	10,571,681	11,509,984	938,303	10,250,380	1,259,604

1. Consolidated Balance Sheets

Divided into non-financial services businesses and finance subsidiaries - continued

	Yen (millions)			Yen (millions)
	Mar. 31, 2006	Dec. 31, 2006	Change	Dec. 31, 2005	Change
Liabilities and Stockholders’ Equity
<Non-financial services businesses>
Current liabilities:	2,355,999	2,321,731	(34,268)	2,201,840	119,891
Short-term debt	171,122	237,132	66,010	194,313	42,819
Current portion of long-term debt	9,138	17,565	8,427	4,303	13,262
Trade payables	1,144,159	1,068,581	(75,578)	982,026	86,555
Accrued expenses	763,879	733,947	(29,932)	789,138	(55,191)
Other current liabilities	267,701	264,506	(3,195)	232,060	32,446
Long-term debt, excluding current portion	34,396	55,638	21,242	22,183	33,455
Other liabilities	575,034	610,308	35,274	729,635	(119,327)

Total liabilities	2,965,429	2,987,677	22,248	2,953,658	34,019
<Finance Subsidiaries>
Short-term debt	1,369,177	1,963,237	594,060	1,290,244	672,993
Current portion of long-term debt	653,276	726,413	73,137	672,473	53,940
Accrued expenses	181,140	175,035	(6,105)	172,567	2,468
Long-term debt, excluding current portion	1,858,362	1,723,097	(135,265)	1,820,483	(97,386)
Other liabilities	392,316	413,330	21,014	418,447	(5,117)

Total liabilities	4,454,271	5,001,112	546,841	4,374,214	626,898
Eliminations	(973,769)	(976,553)	(2,784)	(896,201)	(80,352)

Total liabilities	6,445,931	7,012,236	566,305	6,431,671	580,565
Common stock	86,067	86,067	—	86,067	—
Capital surplus	172,529	172,529	—	172,531	(2)
Legal reserves	35,811	37,730	1,919	35,811	1,919
Retained earnings	4,267,886	4,572,332	304,446	4,114,719	457,613
Accumulated other comprehensive income (loss)	(407,187)	(329,483)	77,704	(524,314)	194,831
Treasury stock	(29,356)	(41,427)	(12,071)	(66,105)	24,678

Total stockholders’ equity	4,125,750	4,497,748	371,998	3,818,709	679,039

Total liabilities and stockholders’ equity	10,571,681	11,509,984	938,303	10,250,380	1,259,604

2. Consolidated Statements of Cash Flows

Divided into non-financial services businesses and finance subsidiaries

For the nine months ended December 31, 2005 and 2006

(A) For the nine months ended December 31, 2005

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries	Elimination among subsidiaries	Total
Cash flows from operating activities:
Net Income	332,803	44,731	(14)	377,520
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	176,251	557	—	176,808
Deferred income taxes	(412)	(37,956)	—	(38,368)
Equity in income of affiliates	(80,134)	—	3,261	(76,873)
Cash dividends from affiliates	32,171	—	—	32,171
Loss (gain) on derivative instruments, net	7,177	(2,914)	—	4,263
Decrease (increase) in trade accounts and notes receivable	43,436	(15,672)	1,873	29,637
Decrease (increase) in inventories	(97,244)	—	—	(97,244)
Increase (decrease) in trade payables	(112,623)	—	(3,266)	(115,889)
Other, net	(103,059)	129,175	(20,318)	5,798

Net cash provided by operating activities	198,366	117,921	(18,464)	297,823

Cash flows from investing activities:
* Decrease (increase) in investments and advances	52,740	—	(76,854)	(24,114)
Capital expenditures	(301,493)	(1,124)	—	(302,617)
Proceeds from sales of property, plant and equipment	28,284	176	—	28,460
Decrease (increase) in finance subsidiaries-receivables	—	(237,532)	34,103	(203,429)
Purchase of investment in operating leases	—	—	—	—

Net cash used in investing activities	(220,469)	(238,480)	(42,751)	(501,700)

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(48,070)	(131,081)	63,927	(115,224)
* Proceeds from long-term debt	13,857	659,430	(12,028)	661,259
* Repayment of long-term debt	(11,485)	(402,565)	9,302	(404,748)
Proceeds from issuance of common stock	—	—	—	—
Cash dividends paid	(71,075)	—	14	(71,061)
Payment for purchase of treasury stock, net	(46,664)	—	—	(46,664)

Net cash provided by (used in) financing activities	(163,437)	125,784	61,215	23,562

Effect of exchange rate changes on cash and cash equivalents	40,566	1,047	—	41,613

Net change in cash and cash equivalents	(144,974)	6,272	—	(138,702)
Cash and cash equivalents at beginning of period	757,894	15,644	—	773,538

Cash and cash equivalents at end of period	612,920	21,916	—	634,836

2. Consolidated Statements of Cash Flows - continued

Divided into non-financial services businesses and finance subsidiaries

For the nine months ended December 31, 2005 and 2006

(B) For the nine months ended December 31, 2006

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries	Elimination among subsidiaries	Total
Cash flows from operating activities:
Net Income	382,424	33,727	(13)	416,138
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	253,449	2,270	—	255,719
Deferred income taxes	(2,075)	4,584	—	2,509
Equity in income of affiliates	(83,448)	—	—	(83,448)
Cash dividends from affiliates	37,955	—	—	37,955
Loss (gain) on derivative instruments, net	41,857	21,769	—	63,626
Decrease (increase) in trade accounts and notes receivable	84,942	40,252	(6,268)	118,926
Decrease (increase) in inventories	(86,075)	—	—	(86,075)
Increase (decrease) in trade payables	(114,112)	—	(501)	(114,613)
Other, net	(100,548)	(19,033)	5,219	(114,362)

Net cash provided by operating activities	414,369	83,569	(1,563)	496,375

Cash flows from investing activities:
* Decrease (increase) in investments and advances	73,913	—	(51,339)	22,574
Capital expenditures	(414,382)	(622)	—	(415,004)
Proceeds from sales of property, plant and equipment	12,926	307	—	13,233
Decrease (increase) in finance subsidiaries-receivables	—	(411,462)	25,084	(386,378)
Purchase of investment in operating leases	—	(126,223)	—	(126,223)

Net cash used in investing activities	(327,543)	(538,000)	(26,255)	(891,798)

Cash flows from financing activities:
* Increase (decrease) in short-term debt	27,264	348,741	35,324	411,329
* Proceeds from long-term debt	15,347	616,678	(2,592)	629,433
* Repayment of long-term debt	(12,503)	(520,563)	2,686	(530,380)
Proceeds from issuance of common stock	—	7,613	(7,613)	—
Cash dividends paid	(109,507)	—	13	(109,494)
Payment for purchase of treasury stock, net	(26,679)	—	—	(26,679)

Net cash provided by (used in) financing activities	(106,078)	452,469	27,818	374,209

Effect of exchange rate changes on cash and cash equivalents	22,362	655	—	23,017

Net change in cash and cash equivalents	3,110	(1,307)	—	1,803
Cash and cash equivalents at beginning of period	727,735	19,592	—	747,327

Cash and cash equivalents at end of period	730,845	18,285	—	749,130

Explanatory notes:

1.	The cash flows derived from non-financial services businesses loans to finance subsidiaries were included in the items of “Decrease (increase) in investments and advances” of non-financial services businesses, and “Increase (decrease) in short-term debt”, “Proceeds from long-term debt” and “Repayment of long-term debt” of finance subsidiaries (marked by *).

Loans from non-financial services businesses to finance subsidiaries decreased by JPY 76,854 million for the fiscal nine months ended December 31, 2005, and decreased by JPY 58,952 million for the fiscal nine months ended December 31, 2006.

2.	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

Explanatory notes:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 409

2.	Affiliated companies

Number of affiliated companies: 102

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 79

Reduced through reorganization: 9

Affiliated companies:

Newly formed affiliated companies: 10

Reduced through reorganization: 23

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the fiscal third quarter ended December 31, 2006 were ¥117.82=U.S.$1 and ¥151.94= euro 1. The average exchange rates for the corresponding period last year were ¥117.35=U.S.$1 and ¥139.44= euro 1. The average exchange rates for the fiscal nine months ended December 31, 2006 were ¥116.19=U.S.$1 and ¥147.96= euro 1 as compared with ¥112.11=U.S.$1 and ¥136.91= euro 1 for the corresponding period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥119.11=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 29, 2006.

7.	The Company’s Common Stock-to-ADS exchange rate was changed from two shares of Common Stock to one ADS to one share of Common Stock to two ADSs, effective January 10, 2002. Also, the Company decided to change the ratio of its ADS to Honda’s underlying Shares. As a result, one American Share which represented one-half of one Share represented one Share and the change of ratio of ADS was handled by Honda’s depositary, JPMorgan Chase Bank, and the first trading date with the new ratio was Monday, July 3, 2006.

8.	Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income. The amount of minority interest recognized in earnings, included in “Other expenses: Other,” for the fiscal nine months ended December 31, 2005 and 2006 were JPY 11,490 million and JPY 16,384 million, respectively.

9.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

10.	Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

11.	Honda does not amortize goodwill but instead is tested for impairment at least annually.

12.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

13.	Honda applies hedge accounting for some of fits forward foreign currency exchange contracts between the Company and its subsidiaries.

14.	The allowance for credit losses for finance-subsidiaries receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

15.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

16.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. If the provisions for retirement benefits are less than the unfunded accumulated benefit obligations, accrued pension cost is adjusted as an additional minimum pension liability that is at least equal to the unfunded accumulated benefit obligation. Unrecognized net transition obligation has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Unrecognized prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees.

Unrecognized actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

17.	Our warranty expense accruals are costs for general warranties on product we sell, products recalls and service actions outside the general warranties. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs.

Notes to Consolidated balance sheets:

1.	The allowance for doubtful trade accounts and notes receivable, and the allowance for credit losses for finance subsidiaries-receivables are as follows: Yen (millions)

	Mar. 31, 2006	Dec. 31, 2006	Dec. 31, 2005
The allowance for doubtful trade accounts and notes receivables	10,689	8,023	10,163
The allowance for credit losses for finance subsidiaries-receivables	32,950	38,567	33,987

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness are as follows: Yen (millions)

	Mar. 31, 2006	Dec. 31, 2006	Dec. 31, 2005
Property, plant and equipment	22,592	39,199	10,408
A finance subsidiary pledged as collateral finance subsidiaries-receivables	8,993	3,181	13,002

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank loans to costs for their housing costs are as follows: Yen (millions)

	Mar. 31, 2006	Dec. 31, 2006	Dec. 31, 2005
Bank loans of employees for their housing costs	46,737	42,203	48,877

4.	If an employee defaults on his/her loan payments, Honda is required to perform its obligation under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were shown as above. As of December 31, 2006, no amount has been accrued for any possible estimated losses under the guarantee obligations, as it is probable that the employees will be able to make all scheduled payments.

Reclassifications:

Certain reclassifications have been made consolidated financial statements to conform to the presentation used for the fiscal third quarter and the fiscal nine months ended December 31, 2006. In the fiscal first quarter ended June 30, 2006, management has classified cash dividends from affiliates in operating activities in the consolidated statements of cash flows.

[9] Unconsolidated Financial Summary

(Parent company only)

Quarterly dividends

	Yen
	Three months ended Dec. 31, 2005	Three months ended Dec. 31, 2006
The third quarter-end cash dividend	—	17.0

Explanatory note:

The dividends are scheduled to become payable on February 23, 2007 (Friday).